Nitro Petroleum, Inc.                                    www.nitropetroleum.com
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May 10, 2007

United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010

Attention: Mr. John Cannarella

RE:      Nitro Petroleum Incorporated
         Form 10-KSB for the fiscal year ended January 31, 2006 Response Letter Dated February 23, 2007
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Please find attached the revised draft financial statements for January 31, 2006 and October 31, 2006. Please see below the responses to the Security and Exchange Commission (the "S.E.C.") comments dated March 8, 2007.

Form 10-KSB for the Fiscal Year Ended January 31, 2006
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Financial Statements
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1.       In light of the revisions made in response to prior comment number one, please disclose the correction of the error in accounting for cash flows from discontinued operations for periods ended January 31, 2006 and October 31, 2006 in accordance with APB 20 or SFAS 154, as applicable. Please similarly disclose, in lights of the revisions made in response to prior comment number nine, the correction of the error in accounting for the sale of certain working interests to Quantum Energy for the period ended October 31, 2006. In each instance, label the applicable financial statements "as restated".

Reply
-----

         The revisions made to the January 31, 2006 financial statements were related to the presentation of the discontinued operations. There was no accounting change or error in accounting for the discontinued operations. The cash flows from discontinued operations previously presented as a single line item on the statements of cash flows, with full statements of cash flows disclosed as notes to the financial statements, have now been expanded into operating, investing and financing sections of the statements of cash flows. We have added a comparative figures note to address the revision.

         Note 9 has been added to the October 31, 2006 interim financial statements to disclose revisions made with respect to accounting for divestitures. The interim balance sheet for the period ended October 31, 2006 includes the word "restated" in the heading to inform the readers of changes made to the balance sheet.

2. When preparing your amended filings for the periods ended January 31, 2006 and October 31, 2006, please include an additional footnote that explains the revisions to your financial statements. This footnote should include the information as previously filed and the


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Nitro Petroleum, Inc.                                    www.nitropetroleum.com
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         revised amounts.  Your auditors will reference this additional footnote describing the aforementioned revisions in their audit opinion in your filing for the year ended January 31, 2006. Refer to paragraph 37 of APB 20 and paragraph 26 of FAS 154.

Reply
-----
        No disclosure is necessary with respect to the changes made to the January 31, 2006 audited financial statements since, as stated above, the revisions made were related to presentation of the discontinued operations and there were no accounting changes or errors in accounting for the discontinued operations.

        With respect to the filings for October 31, 2006 interim financial statements, we have added a footnote explaining the revision and restatement made on the balance sheets. Please refer to Note 9 on notes to interim financial statements.

        Restatements
        ------------

        The Company identified an amendment to a certain transaction that was entered into during the nine months ended October 31, 2006. In considering Staff Accounting Bulletin Topic 5E, accounting for divestiture, the Company determined that the agreement entered into on September 1, 2006 and extended November 1, 2006 did not reflect a divestiture in nature as the risks and other incidents of ownership have not transferred to the purchaser with sufficient certainty. Accordingly, the Company has elected to defer the recognition of this transaction until such time as the transaction can be treated as a divestiture for accounting purposes. The balance sheets have been restated to reflect the change in accounting treatment of the transaction. The following reflects the effect of the restatement:

                                            October 31, 2006
                                    Previously
                                      Stated              Restated

      Note receivable             $       400,000      $       -
                                  ===============      =========

      Oil and gas properties      $       1,465,00     $       1,865,000
                                  ================     =================

Notes to the Consolidated Financial Statements
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Note 2. Summary of Significant Accounting Policies, page 18
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Mineral Property, page 19
-------------------------

3. We note your response to comment three of our letter dated January 26, 2007. Please note that costs to acquire mineral rights are tangible assets regardless of the existence of proven properties. Refer to paragraphs 6 and 9 of EITF 04-02. Please revise your accounting policy accordingly or otherwise advise.


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Nitro Petroleum, Inc.                                    www.nitropetroleum.com
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Reply
-----
         The company's accounting policy has been revised as follows:

         "Mineral Property"
          ----------------

         Costs of acquiring mineral properties are capitalized by the project area unless the mineral properties do not have proven reserves. Costs to maintain mineral rights and leases are expensed as incurred. When a property reaches the production state, the related capitalized costs are amortized using the unit of production method on the basis of annual estimates of ore reserves. Management reviews the carrying value of mineral properties at least annually and will recognize impairment in value based upon current exploration results, and any impairment or subsequent losses are charged to operations at the time of impairment. If a property is abandoned or sold, its capitalized costs are charged to operations."

Interim Statements of Operations
--------------------------------
4. We note your response to comment eight of our letter dated January 26, 2007. Please tell us the nature of the royalty income recorded and indicate your related accounting policy. In this regard, you may need to characterize such proceeds as "Income earned during the exploration stage" as your are currently an exploration stage company.

Reply
-----
         To correctly reflect the current business of Nitro it should be noted that Nitro should be classified as being a "Development Stage" company and not an "Exploration Stage" company per SFAS No. 7. We noted that "Exploration Stage" applies only to mining companies according to Industry Guide 7. In addition, per SFAS No. 7, the Company has not had significant revenues yet and was devoting most of its efforts to activities such as financial planning, raising capital and acquiring working interests in various oil and gas properties.

         The nature of the royalty income is actually oil and gas income. Oil and gas revenues are generated from the sale of oil and gas. When the operators make a sale, the proceeds, net of expenses, are distributed to the partners (ie. Nitro). Consequently, we have reclassified royalty income as oil and gas income.

         The following additional accounting policy has been added with respect to the revenue recognition on oil and gas revenue:

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Nitro Petroleum, Inc.                                    www.nitropetroleum.com
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         "Revenue is recognized on sale of oil and gas property  production  and recorded when the title passes from the operator of the oil and gas properties to the customers."

Item 2. Management's Discussion and Analysis or Plan of Operation
-----------------------------------------------------------------

Barnett Shale
-------------

5. We note your response to comment nine of our letter date January 26, 2007 indicating that since legal title of the business never passed to the buyer, you remain the legal owner. Accordingly, please tell us why you have not recorded your pro-rata share of losses associated with your continued ownership of these businesses.

Reply
-----
         We have not recorded any losses (including pro-rata share of losses) as there have not been any losses to date. The business has not commenced operation.

 Sincerely Yours,

/s/ Larry Wise
Larry Wise
President, Nitro Petroleum, Inc.